SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                   AMERICAN STATES FINANCIAL CORPORATION
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                               029861 10 1
                              (CUSIP Number)

                John L. Steinkamp, Associate General Counsel
                       Lincoln National Corporation
             200 East Berry Street, Fort Wayne, Indiana 46802
                            Phone: 219/455-3628
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              March 26, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029861 10 1

1.   Name of Reporting Person; S.S. or I.R.S. Identification No. of Reporting
     Person:

     Lincoln National Corporation       35-1140070

2.   Check the Appropriate Box if a Member of a Group (See instructions)

     (a)  [   ]
     (b)  [   ]

3.   SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . .


4.   Source of Funds  (See instructions)

     WC

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  [   ]

6.   Citizenship or Place of Organization:  Indiana

Aggregate Amount of Shares Beneficially
Owned by Reporting Person with:

     7.  Sole Voting Power:  50,000,000

     8.  Shared Voting Power:  0

     9.  Sole Dispositive Power:  50,000,000

     10.  Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Reporting Person:  50,000,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:  [   ]

13.  Percent of Class Represented by Amount in Row (11):  83.3%

14.  Type of Reporting Person  (See instructions)

     HC


                              AMENDMENT NO. 1
                                    TO
              STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
                                  OF THE
                       GENERAL RULES AND REGULATIONS
                                 UNDER THE
                      SECURITIES EXCHANGE ACT OF 1934

Item 4.   Purpose of Transaction

Item 4 is amended to read in its entirety as follows:

On March 26, 1997, American States Financial Corporation (the "Issuer") issued a press release announcing that it is exploring a range of strategic options, including the potential sale of 100 percent of the Issuer
(see Exhibit III). Lincoln National Corporation ("LNC") issued on the same date a press release announcing that it supports the efforts of the Issuer to explore its strategic options (see Exhibit IV).

On May 29, 1996, the Issuer completed a primary initial public offering ("IPO") of 10,000,000 newly issued shares of Common Stock of the Issuer, thereby reducing LNC's ownership percentage of the Issuer from 100% to 83.3% of the total outstanding shares of Common Stock of the Issuer. The Issuer also granted to the underwriters of the IPO an overallotment option of an additional 1,500,000 shares. Such option was not exercised. All the shares of the Issuer held by LNC are "restricted securities" as defined in Rule 144 under the Securities Act and may not be resold in the absence of registration under the Securities Act or pursuant to exemptions from such registration.
In addition, LNC agreed not to sell or otherwise dispose of any of the Issuer's Common Stock for a period of 120 days after May 22, 1996 without the prior written consent of the lead underwriter (see Exhibit I). Following the 120 day period, pursuant to a Registration Rights Agreement (see Exhibit
II) with the Issuer dated May 29, 1996, LNC has the right to demand registration under the Securities Act of shares of Common Stock owned by it and to have shares of Common Stock owned by it included in future registered public offerings of Common Stock by the Issuer.

On February 5, 1996, LNC established a new holding company for purposes of the initial public offering by such company of its Common Stock.
This offering was to be of newly issued shares of such company constituting no more than 20% of its total outstanding Common Stock.

Item 7.   Material to be Filed as Exhibits

Item 7 is amended and supplemented by adding to the information previously filed under this item the following:

Exhibit III    Press Release of American States Financial Corporation
Exhibit IV     Press Release of Lincoln National Corporation


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              LINCOLN NATIONAL CORPORATION


April 7, 1997                 By: /S/RICHARD C. VAUGHAN
Date                             Richard C. Vaughan, Executive
                                 Vice President and Chief Financial
                                 Officer
                                       Name/Title